OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Martin Industries, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

57326K102

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 5736K102

1.	Name of Reporting Person: Diane S. McGee		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,147.3481 shares(1)

		6.	Shared Voting Power: 2,594,789 shares(2)

		7.	Sole Dispositive Power: 4,147.3481 shares(1)

		8.	Shared Dispositive Power: 2,594,789 shares(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,598,936.3481 shares(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 30.27(3)%

12.	Type of Reporting Person: IN

2

13G

Item 1.
	(a)	Name of Issuer:
Martin Industries, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
301 East Tennessee Street Florence, Alabama 35630

Item 2.
	(a)	Name of Person Filing:
Diane S. McGee
	(b)	Address of Principal Business Office or, if none, Residence:
301 East Tennessee Street Florence, Alabama 35630
	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
Common Stock, $0.01 par value
	(e)	CUSIP Number:
57326K102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

3

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
2,598,936.3481 shares(1)(2)
(b) Percent of class:
30.27(3)%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
4,147.3481 shares(1)
(ii) Shared power to vote or to direct the vote:
2,594,789 shares(2)
(iii) Sole power to dispose or to direct the disposition of:
4,147.3481 shares(1)
(iv) Shared power to dispose or to direct the disposition of:
2,594,789 shares(2)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The reporting person serves as a trustee of the Issuer's Employee Stock Ownership Plan and Related Trust (the “ESOP”). Participants in the ESOP are entitled to direct the voting of shares allocated to their ESOP accounts. As of December 31, 2002, the ESOP owned of record 2,594,789 shares of Common Stock, or 30.23% of the shares outstanding on such date, all of which had been allocated to the accounts of participating employees.

William H. Martin, III, James J. Tanous and William J. Neitzke serve as members of the Administrative Committee, and William J. Neitzke, Anne H. Collins and the reporting person serve as trustees of the ESOP. The individual members of the Administrative Committee and the trustees also beneficially own additional shares of Common Stock in the Company that are not owned of record by the ESOP, and each member has made an individual filing on Schedule 13G. Except for Ms. Collins and Ms. McGee, no member of the Administrative Committee or trustee is currently a participant in the ESOP. The reporting person disclaims beneficial ownership of the shares held by the ESOP that have not been allocated to the participant's account and further disclaims that the ESOP and its trustees and Administrative Committee constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. See Item 6 above.

Item 9.	Notice of Dissolution of Group.

Not applicable.

4

13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

By:	/s/
Name:
Title:

(Individually)

/s/ Diane S. McGee
Name:	Diane S. McGee
Title:

Footnotes:

(1) Includes 4,000 shares of Common Stock which Ms. McGee is entitled to acquire pursuant to options to acquire said shares that are exercisable in full within 60 days. Also includes shares of Common Stock acquired through the Issuer’s Dividend Reinvestment Plan which allows for the acquisition of fractional share interests. Does not include 130.2505 shares owned by Ms. McGee’s spouse. Ms. McGee disclaims beneficial ownership of the shares held by her spouse.

(2) Consists of 2,594,789 shares of Common Stock held by the Issuer’s Employee Stock Ownership Plan and Related Trust (the “ESOP”), all of which shares had been allocated to employee accounts as of December 31, 2002. The reporting person acts as a trustee of the ESOP. Participants in the ESOP are entitled to direct the voting of shares allocated to their ESOP accounts. Pursuant to the terms of the ESOP, the Administrative Committee of the ESOP is responsible for certain investment decisions (including decisions regarding acquisition and disposition) regarding assets held by the ESOP. In the event the trustees of the ESOP receive an offer to sell or to tender all shares of the Common Stock held by the ESOP, the Administrative Committee, without solicitation of approval from participating employees (unless the committee decides otherwise), determines whether or not to tender or sell said shares. Ms. McGee is a participant in the ESOP but disclaims beneficial ownership of the Common Stock held by the ESOP.

(3) Share information for purposes of determining the percentage of outstanding Common Stock held by the reporting person is based upon information regarding the number of outstanding shares of Common Stock as of December 31, 2002 received from the Issuer on February 13, 2003. Also, solely for the purpose of computing the percentage of outstanding Common Stock held by the reporting person, the shares of Common Stock which the reporting person has the right to acquire upon exercise of options that were exercisable within 60 days are deemed to be outstanding.

5